RICHARD J LARKIN

- Graduated from the University of Notre Dame with a BBA in Accounting in 1977

- Engaged in public accounting from 1977-1986 with Arthur Andersen & Co. in both the audit and tax practices, becoming a senior manager. CPA.

- Left public accounting in 1986 to become the CFO of a privately owned automotive manufacturing company before joining another privately owned plastics manufacturing business, Plaskolite, Inc. in 1993 as its CFO

    o Plaskolite is the largest manufacturer of transparent plastic sheet in North America
    o Key member of Plaskolite's executive team that grew the company from $60M in annual revenues in 1993 to $733M over the next 27 years
    o Negotiated, closed and successfully integrated 19 business acquisitions
    o Led the process of selling the company (twice) to private equity owners – latest value exceeding $1B.